Exhibit (k)(6)

FUND OF FUNDS INVESTMENT AGREEMENT

This FUND OF FUNDS INVESTMENT AGREEMENT (the “Agreement”), dated as of May 1, 2025, is between Cliffwater Enhanced Lending Fund, a Delaware statutory trust (the “Acquiring Fund”), Silver Point Specialty Lending Fund, a Maryland statutory trust (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), and, solely with respect to Section 3 of this Agreement, Cliffwater LLC, a Delaware limited liability company (the “Acquiring Fund Manager”).

WHEREAS, the Acquiring Fund is a closed-end management investment company that is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Acquired Fund is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (such election is referred to herein as the “BDC Election”);

WHEREAS, Sections 12(d)(1) and 60 of the 1940 Act generally limit the ability of a registered investment company or business development company to invest in shares of another registered investment company or business development company;

WHEREAS, Rule 12d1-4 under the 1940 Act generally permits a registered investment company or business development company to invest in shares of another registered investment company or business development company in excess of the limitations under Sections 12(d)(1) and 60 subject to certain terms and conditions; and

WHEREAS, the Acquiring Fund, whether directly or through a subsidiary, from time to time, may wish to acquire units of beneficial interest of the Acquired Fund, par value $0.001 per unit (the “Shares”) in excess of the limitations under Sections 12(d)(1) and 60 in reliance on Rule 12d1-4.

NOW, THEREFORE, in consideration of the potential benefits to the Funds arising out of the investment by the Acquiring Fund in the Acquired Fund, the Funds agree as follows:

1.	Representations and Obligations of the Acquired Fund

The Acquired Fund agrees to:

(a)	comply with the terms and conditions of Rule 12d1-4 and this Agreement;

(b)	promptly notify the Acquiring Fund if the Acquired Fund fails to comply with the terms and conditions of Rule 12d1-4 or this Agreement;

(c)	adopt policies and procedures reasonably designed to prevent violations of Rule 12d1-4;

(d)	provide, subject to applicable law, the Acquiring Fund and its investment adviser (and, if applicable, subadviser) with information reasonably requested by the Acquiring Fund and its investment adviser (and, if applicable, subadviser) to comply with the terms and conditions of Rule 12d1-4, including information on the fees and expenses of the Acquired Fund; and

(e)	treat as confidential any information provided by the Acquiring Fund pursuant to Section 2(f) below and to use such information only for the purposes contemplated by this Agreement.

2.	Representations and Obligations of the Acquiring Fund

In order to help reasonably address the risk of undue influence on the Acquired Fund by the Acquiring Fund, and to assist the Acquired Fund’s investment adviser with making the required findings under Rule 12d1-4, the Acquiring Fund represents, warrants, and agrees as follows:

(a)	it will comply with the terms and conditions of Rule 12d1-4 and this Agreement;

(b)	it will promptly notify the Acquired Fund if the Acquiring Fund or any member of its advisory group (as defined in Rule 12d1-4) or any Account (as defined below) fails to comply with the terms and conditions of Rule 12d1-4 or this Agreement;

(c)	it will adopt policies and procedures reasonably designed to prevent violations of Rule 12d1-4 by itself, the members of its advisory group and by an Account;

(d)	in the event that, and for so long as, the Acquiring Fund and the members of its “advisory group” and its Accounts (collectively, the “Acquiring Fund Group”) individually or in the aggregate own, control or hold the power to vote, directly or indirectly, Shares that entitle the Acquiring Fund Group to vote 5% or more of the Shares entitled to vote on any proposal submitted to shareholders of the Acquired Fund (a “Proposal”), the Acquiring Fund hereby irrevocably foregoes and waives any “voting rights” the Acquiring Fund Group has with respect to the Shares to the extent that such “voting rights” equal or exceed 5% of the “voting rights” of the Acquired Fund’s shareholders entitled to vote on the Proposal; provided, however, that in the event of such waiver, the Acquiring Fund Group shall maintain the “voting rights” the Acquiring Fund Group has with respect to the Shares that constitute less than 5% of the “voting rights” of the Acquired Fund’s shareholders entitled to vote on the Proposal in the aggregate. For example, if the Acquiring Fund Group owns 501 out of 10,000 Shares entitled to vote on a Proposal, it would retain “voting rights” with respect to 499 of its Shares, and waive its “voting rights” with respect to 2 of its Shares.

(i)	For purposes of this Agreement, “voting rights” shall mean the right to vote on any Proposal submitted to shareholders of the Acquired Fund and, for purposes of determining the 5% percent limitation on “voting rights” that may be exercised by the Acquiring Fund Group set forth above, the aggregate “voting rights” of the Acquired Fund’s shareholders entitled to vote on a Proposal will be reduced by any Shares that may not vote on the Proposal as a result of a waiver or other similar limitation that prohibits them from voting on the Proposal.

(ii)	For example, if the Acquiring Fund Group owns 501 out of 11,000 outstanding Shares, and 1,000 Shares are not entitled to vote on the Proposal, inclusive of the 2 Shares noted below, due to waivers or other similar limitations (e.g., statutory limitations, limitations in the Declaration of Trust, etc.), it would retain “voting rights” with respect to 499 of its Shares, and waive its “voting rights” with respect to 2 of its Shares; and

(e)	the Acquiring Fund Group shall not (individually or in the aggregate) control the Acquired Fund within the meaning of the 1940 Act and, to that end, any Common Shares acquired by the Acquiring Fund Group will be held solely for investment purposes in the ordinary course and not for the purpose of changing or influencing the management or policies of the Acquired Fund; and

(f)	it will provide the Acquired Fund, upon the reasonable request of the Acquired Fund, with information sufficient for the Acquired Fund to identify the members of the Acquiring Fund Group.

(g)	“Account” shall mean any account managed by a member of an Acquiring Fund’s “advisory group” where such member of the Acquiring Fund’s “advisory group” exercises voting power, within the meaning of Rule 13d-3(a)(1) under the Securities Exchange Act of 1934, over the securities of the Acquired Fund held in such account.

3.	Condition to Initial Purchase in Reliance on Rule 12d1-4

The Acquiring Fund and the Acquired Fund agree that, prior to the initial acquisition by the Acquiring Fund Group of Shares in reliance on Rule 12d1-4, the investment adviser (or, if applicable, subadviser) to each of the Acquiring Fund and the Acquired Fund must make in writing the findings required by Rule 12d1-4.

4.	Notices

Except as otherwise noted, all notices, including all information that either party is required to provide under the terms of this Agreement, shall be in writing and shall be delivered to the contact identified below (which may be changed from time to time upon written notice to the other party) by (i) Federal Express or other comparable overnight courier; (ii) registered or certified mail, postage prepaid, return receipt requested; (iii) facsimile with confirmation during normal business hours; or (iv) e-mail (to all parties set forth below). All notices, demands or requests so given will be deemed given when actually received.

If to the Acquiring Fund or other members of the Acquiring Fund Group:

Cliffwater Enhanced Lending Fund

c/o Cliffwater LLC

4640 Admiralty Way, 11th Floor

Marina del Rey, CA 90292

Attn: General Counsel

Tel: 310-448-5000

Email: legal@cliffwater.com

If to the Acquired Fund:

Silver Point Specialty Lending Fund

Attn: Chief Compliance Officer

Email: james.kasmarcik@silverpoint.com

5.	Termination and Governing Law

(a)	This Agreement will continue until terminated in writing by either party upon 60 days’ notice to the other party.

(b)	This Agreement will be governed by laws of Delaware without regard to choice of law principles.

(c)	The Funds agree to resolve all disputes, claims or controversies arising under this Agreement in accordance with the dispute resolution procedures contained in the Subscription Agreement entered into by them in connection with the Acquiring Fund’s purchase of Common Shares.

(d)	If this Agreement is terminated pursuant to this Section 6, the obligations of the Acquiring Fund to vote Common Shares of the Fund pursuant to Section 2(d) and to provide information pursuant to Section 2(f) and the grant of proxy pursuant to Section 3 shall survive and remain continuing obligations of the Acquiring Fund so long as the Acquiring Fund holds Common Shares of the Acquired Fund.

6.	Miscellaneous

(a)	This Agreement may not be assigned by either party without the prior written consent of the other. In the event either party assigns this Agreement to a third party as provided in this Section, such third party shall be bound by the terms and conditions of this Agreement applicable to the assigning party. Any assignment in contravention of this Section shall be null and void.

(b)	Except as expressly set forth herein, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

(c)	No amendment, modification, or supplement of any provision of this Agreement will be valid or effective unless made in writing and signed by a duly authorized representative of each party.

(d)	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Agreement shall become binding when any two or more counterparts thereof, individually or taken together, bear the signatures of both parties hereto. For purposes hereof, a facsimile copy of this Agreement, including the signature pages hereto, shall be deemed an original.

(e)	If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for both parties remain valid, legal and enforceable, and the parties agree to work together in good faith to amend this agreement to bring it in to compliance with applicable law after taking into account such determination.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIFFWATER ENHANCED LENDING FUND

/s/ Stephen L. Nesbitt
Name:	Stephen L. Nesbitt
Title:	President

SILVER POINT SPECIALTY LENDING FUND

/s/ Steven Weiser
Name:	Steven Weiser
Title:	Vice President